SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2007 (report no. 2)

Commission File Number: 0-27466

NICE-SYSTEMS LTD.

(Translation of Registrant's Name into English)

8 Hapnina Street, P.O. Box 690, Ra'anana, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X       Form 40-F  ___

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Yes  ____  No    X

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation

S-T Rule 101(b)(7):

Yes  ____  No    X

Indicate by check mark whether by furnishing the information contained in this Form 6-K, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ____  No    X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):  82- _N/A__

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CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1 Press Release: NICE Wins Major Security Project with Order at Over $5 Million for its IP-based Video Analytics Solutions, for Implementation at Major International City-Center, dated July 10, 2007.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE-SYSTEMS LTD.

By:   /s/ Yechiam Cohen

Name: Yechiam Cohen

Title: General Counsel

Dated: July 10, 2007

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EXHIBIT INDEX

99.1 Press Release: NICE Wins Major Security Project with Order at Over $5 Million for its IP-based Video Analytics Solutions, for Implementation at Major International City-Center, dated July 10, 2007.

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NICE Wins Major Security Project with Order at Over $5 Million for its IP-based Video Analytics Solutions, for Implementation at Major International City-Center

To provide local police with comprehensive city-center protection and investigation management solutions

Ra`anana, Israel, July 10, 2007, NICE Systems Ltd. (NASDAQ: NICE), the global provider of advanced solutions that enable organizations to extract Insight from Interactions(TM) to drive performance, today announced that it won a major security project award, receiving an order at over $5 million for the supply of its advanced IP-based digital video content analytics solutions for implementation at a major international city`s police force.  NICE was selected to help the city`s police forces deter city-center terror and criminal activities, enable surveillance of illegal activities, and provide event and incident investigation and management.

NICE will enable this city`s public authorities to enhance security provision at public areas, including public transportation, government buildings and other institutions.  The solution will enable the city`s command and control centers to enhance public security by simultaneously monitoring multiple sites, with analytic capabilities and automatic alarm management.

NICE`s solution, with advanced transmission, recording and content analysis capabilities will deliver real-time alerts on potential threats to security personnel and to the public. The moments leading up to an alert will be automatically replayed allowing staff to intuitively investigate an incident, understand its context and cause and, more importantly, decide what action to take.  Such proactive management and assessment of alarms and the correlating potential risk will enable the city`s police and other security personnel to anticipate security breaches and improve response time.  The result is enhanced safety and security for the region`s residents.

"This project reflects the growing need of cities around the world to protect their residents from potential terror and criminal threats," said Israel Livnat, President, Security Group, NICE Systems Ltd. "This win is further evidence that NICE`s advanced content analytics along with our superior digital video performance can significantly increase the speed of threat detection and efficiency of corrective action.  It also reflects the success of our strategy for large scale multi-million dollar security projects, providing advanced solutions to city-centers, other public authorities and governments all over the world, which are seeking to enhance their capabilities in protecting the public."

About NICE

NICE Systems (NASDAQ: NICE) is the leading provider of Insight from Interactions(TM) solutions and value-added services, powered by advanced analytics of unstructured multimedia content - from telephony, web, radio and video communications.  NICE`s solutions address the needs of the enterprise and security markets, enabling organizations to operate in an insightful and proactive manner, and take immediate action to improve business and operational performance and ensure safety and security.  NICE has over 24,000 customers in 100 countries, including over 85 of the Fortune 100 companies.  More information is available at www.nice.com.

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Corporate Media Contact NICE Systems +1 877 245 7448

Galit Belkind Galit.belkind@nice.com

Investors NICE Systems +1 877 245 7449

Daphna Golden ir@nice.com

Trademark Note: Insight from Interactions(TM), 360 View(TM), Executive Connect®, Executive Insight(TM)*, Freedom®, Investigator®, Mirra®, Universe®, My Universe(TM), NICE®, NiceCall®, NiceCall Focus(TM), NiceCLS(TM), NICE Learning(TM), eNiceLink(TM), NiceLog®, Playback Organizer(TM), Renaissance®, ScreenSense(TM), NiceScreen(TM), NICE SmartCenter(TM), NICE Storage Center(TM), NiceTrack(TM), NiceUniverse®, NiceVision®, NiceVision Analytics(TM), NiceVision ControlCenter(TM), NiceVision Digital(TM), NiceVision Harmony(TM), NiceVision Mobile(TM), NiceVision Net(TM), NiceVision Pro(TM), NiceVision NVSAT(TM), NiceVision Alto(TM), Scenario Replay(TM), Tienna®, Wordnet®, NICE Perform®, NICE Inform(TM), NICE Analyzer(TM), Last Message Replay(TM), NiceUniverse Compact(TM), Customer Feedback(TM), Interaction Capture Unit(TM), Dispatcher Assessment(TM), Encoder(TM), Freedom Connect®, FAST®, FAST Alpha Silver(TM), FAST Alpha Blue(TM) and Alpha®, Emvolve Performance Manager(TM), Performix Technologies(TM), IEX®, TotalView® and other product names and services mentioned herein are trademarks and registered trademarks of NICE Systems Ltd. All other registered and unregistered trademarks are the property of their respective owners.

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company's products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.

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